Exhibit 99.3

Dear Shareholder,

NOTICE OF AGM / ANNUAL REPORT & ACCOUNTS

We hereby notify you that the Annual Report and Financial Statements for the year ended 2017, Notice of the Annual General Meeting to be held on 19 June 2018, and the form of proxy for the Annual General Meeting are now available on the Company’s website www.motifbio.com under the tab https://www.motifbio.com/aim-investors/.

You will need access to the internet, web browser software (such as Microsoft Internet Explorer), and Adobe Acrobat Reader to access these documents. If you do not have Adobe Acrobat Reader you can download a free copy from www.adobe.com.

If you would prefer to receive documents and information in hard copy form rather than via the website you will need to inform the Company’s registrars in writing. Alternatively you may prefer to receive future notifications that documents or information are available to download to your email address — in which case, please provide your email address to the Company’s registrars in writing. The Company’s registrars are Share Registrars Limited, The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR.

Yours faithfully,

Liam O’Donoghue
Company Secretary
Motif Bio plc

MOTIF BIO PLC

125 Park Avenue, 25th Floor, Suite 2622, New York, NY 10017 USA

Registered Office: 27/28 Eastcastle Street, London W1W 8DH, UK

Incorporated in England/Wales No. 09320890

www.motifbio.com